Exhibit 3(i).1

AMENDMENT TO CERTIFICATE OF DESIGNATIONS OF RIGHTS AND PREFERENCES

OF SERIES A CONVERTIBLE PREFERRED STOCK

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF DESIGNATIONS OF

PREFERENCES AND RIGHTS OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

Global ePoint, Inc.

a Nevada corporation

John Pan certifies that:

1.	He is the President and Secretary of Global ePoint, Inc., a Nevada corporation (the “Corporation”).

2.	Paragraph (d) of the Series A Convertible Preferred Stock Certificate of Designation of this Corporation is deleted in its entirety and replaced with the following:

“(d) Liquidation Preference.

(i) Preference upon Liquidation, Dissolution or Winding Up. In the event of any dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of each outstanding share of Series A Preferred Stock shall be entitled to be paid first out of the assets of the Corporation available for distribution to shareholders, whether such assets are capital, surplus or earnings, an amount equal to the Series A Purchase Price per share of Series A Preferred Stock held (as adjusted for any stock splits, stock dividends or recapitalizations of the Series A Preferred Stock) and any declared but unpaid dividends on such share, before any payment shall be made to the holders of the Common Stock, or any other stock of the Corporation ranking junior to the Series A Preferred Stock with regard to any distribution of assets upon liquidation, dissolution or winding up of the Corporation. The holders of the Series A Preferred Stock and Series B Preferred Stock, and the holders of any other Series of stock in parity with the Series A Preferred Stock shall be entitled to share in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. If, upon any liquidation, dissolution or winding up of the Corporation, the assets to be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock, and the holders of any other Series of stock in parity with the Series A Preferred Stock shall be insufficient to permit payment to such shareholders of the full preferential amounts aforesaid, then all of the assets of the Corporation available for distribution to shareholders shall be distributed to the holders of Series A Preferred Stock and Series B Preferred Stock, and the holders of any other Series of stock in parity with the Series A Preferred Stock, ratably, in accordance with the respective preferential amounts payable on such stock. Each holder of the Series A Preferred Stock shall be entitled to receive that portion of the assets available for distribution as the number of outstanding shares of Series A Preferred Stock held by such holder bears to the total number of shares of Series A Preferred Stock. Such payment shall constitute payment in full to the holders of the Series A Preferred Stock upon the liquidation, dissolution or winding up of the Corporation. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of the holders of Series A Preferred Stock, so as to be available for such payment, such holders of Series A Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation.

(ii) Consolidation, Merger and Other Corporate Events. A consolidation or merger of the Corporation (except into or with a subsidiary corporation) or a sale, lease, mortgage, pledge, exchange, transfer or other disposition of all or substantially all of the assets of the Corporation or any reclassification of the stock of the Corporation (other than a change in par value or from no par to par, or from par to no par or as the result of an event described in subsection (iv), (v), (vi) or (viii) of paragraph (f)), shall be regarded as a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this paragraph (d), provided, however, in the case of a merger, if (a) the Corporation is the surviving entity, and (b) the Corporation’s shareholders hold a majority of the shares of the surviving entity, then such merger shall not be regarded as a liquidation, dissolution or winding up within the meaning of this paragraph (d). In no event shall the issuance of new classes of stock, whether senior, junior or on a parity with the Series A Preferred Stock, or any stock splits, be deemed a “reclassification” under or otherwise limited by the terms hereof.

(iii) Distribution of Cash and Other Assets. In the event of a liquidation, dissolution or winding up of the Corporation resulting in the availability of assets other than cash for distribution to the holders of the Series A Preferred Stock, the holders of the Series A Preferred Stock shall be entitled to a distribution of cash and/or assets equal to the value of the liquidation preference stated in subsection (i) of this paragraph (d), which valuation shall be made solely by the Board of Directors, and provided that such Board of Directors was acting in good faith, shall be conclusive.

(iv) Distribution to Junior Security Holders. After the payment or distribution to the holders of the Series A Preferred Stock of the full preferential amounts aforesaid, the holders of Series A Preferred Stock shall have no further rights in respect at such Series A Stock which shall become null and void, and the holders of the Common Stock then outstanding, or any other stock of the Corporation ranking as to assets upon liquidation, dissolution or winding up of the Corporation junior to the Series A Preferred Stock, shall be entitled to receive ratably all of the remaining assets of the Corporation.

(v) Preference; Priority. References to a stock that is “senior” to, on a “parity” with or “junior” to other stock as to liquidation shall refer, respectively, to rights of priority of one series or class of stock over another in the distribution of assets on any liquidation, dissolution or winding up of the Corporation. The Series A Preferred Stock shall be senior to the Common Stock of the Corporation and senior to any subsequent series of Preferred Stock issued by the Corporation.”

3.	The foregoing amendment has been duly approved by the directors of the Corporation by resolutions duly approved by Unanimous Written Consent effective May 13, 2005.

4.	The foregoing amendment has been duly approved by the required vote of stockholders in accordance with subsection 3 of Section 78.1955 of the Nevada General Corporation Law.

The undersigned certifies under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct of his own knowledge.

DATE: May 16, 2005

/s/ John Pan
JOHN PAN, President and Secretary